THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	The Courts of Red Bank
Philip Magri, Esq.+	130 Maple Avenue
Joseph M. Patricola, Esq.*+ #	Suite 9B2
Red Bank, New Jersey 07701
* Licensed in NJ	(732) 530-9007 Fax (732) 530-9008
+ Licensed in NY	www.SourlisLaw.com
# Licensed in DC	Virginia@SourlisLaw.com

VIA EDGAR CORRESPONDENCE

December 2, 2011

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 4720
100 F Street N.E.
Washington, D.C. 20005
Attn:	Mr.Jeffrey P. Riedler, Esq. - Assistant Director Mr. Daniel Greenspan, Esq., Special Counsel Ms. Rose Zukin, Esq., SEC Staff Attorney

Re:	Grace 2, Inc. (the “Registrant”) Current Report on Form 8-K Originally Filed October 18, 2011 File No. 000-52062

Dear Mr. Riedler, Mr. Greenspan and Ms. Zukin:

We are in possession of the Staff’s comment letter, dated November 14, 2011 (the “Comment Letter”), regarding the above-captioned matter. Pursuant to the Comment Letter and as per your request, please be advised that, on behalf of the Registrant, we anticipate filing a correspondence reply to the Comment Letter in conjunction with an Amendment (No. 1) to the Current Report on Form 8-K (collectively the “Response”), of which such Response shall comprehensively address the Staff’s itemized comments contained in the Comment Letter.

We anticipate filing the Response through the SEC EDGAR system no later than Friday, December 9, 2011. Please be advised that we also anticipate filing an Application for Confidential Treatment with respect to certain sensitive and confidential information contained in certain Material Agreement(s) of which the Registrant is a party. It is intended that this application shall also be accomplished no later than Friday, December 9, 2011.

As a courtesy to your office, we will be forwarding (via overnight courier to your attention at Mail Stop 4720) courtesy copies (including redline drafts) of each of the above-mentioned.

Please do not hesitate to contact me at (732) 618-2843 if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm

Joseph M. Patricola, Esq.